

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Claudius Tsang
Chief Executive Officer
SPAC II Acquisition Corp.
289 Beach Road
#03-01
Singapore 199552

Re: SPAC II Acquisition Corp.
      Registration Statement on Form S-1
      Filed March 28, 2022
      File No. 333-263890

Dear Mr. Tsang:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed 3/28/22

Cover page

1.   We note your statements you intend to focus your search for a target company on North America, Europe and Asia (excluding Mainland China, Hong Kong and Macao), but also that there is no restriction on the geographic location for your target search. We also note your response letter dated February 4, 2022 stating that the company has decided not to acquire a business in China, making prior staff comments inapplicable. Please revise your cover page and similar disclosures throughout your prospectus to include a clear, prominent and affirmative representation that you will not undertake an initial business combination with any entity with principal business operations in China, including Hong Kong and Macao.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Giovanni Caruso, Esq.